BioCardia, Inc.

320 Soquel Way

Sunnyvale, California 94085

November 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	BioCardia, Inc.
Registration Statement on Form S-3
File No. 333-275099

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 14, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 for 4:00 p.m., on November 16, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael J. Danaher at (650) 320-4625 if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Sincerely,

BioCardia, Inc.

/s/ Peter Altman
Peter Altman
President and Chief Executive Officer and
Director

cc:	David McClung, BioCardia, Inc.
Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.
Austin D. March, Wilson Sonsini Goodrich & Rosati, P.C.